Exhibit F

Testing the Waters (TTW) Materials

THESE MATERIALS WERE ORIGINALLY COMMUNICATED PRIOR TO THE FILING OF THIS FORM C AND ARE BEING FURNISHED AS REQUIRED BY RULE 206 OF REGULATION CROWDFUNDING. AT THE TIME THEY WERE MADE, NO MONEY OR OTHER CONSIDERATION WAS BEING SOLICITED, AND NONE WAS ACCEPTED. NOW THAT THE FORM C HAS BEEN FILED, INVESTMENTS MAY ONLY BE MADE THROUGH THE INTERMEDIARY PLATFORM HOSTING THIS OFFERING.

Source: Excerpts from TV Series *Going Public*, featuring Nutcase
Air Date: May 6, 2025

Excerpts from *Going Public*:

"This is Going Public — the first and only show where you, the audience, can invest in private companies. While you watch."

"…all leading up to the first time that Going Public goes live on X and our audience is finally able to invest in real time."

"I'm interested in getting involved in investing, advising, and then helping roll out the product to the 18 to 22 year old demographic."

"Notably in this case, we got to know Phil Hellmuth. And he asked me what I was up to, and I told him about this chocolate milk I made, and he ended up investing and becoming an advisor."

"So one of the things I want to do is evaluate this, not only for my fund, but to send it to all of the VCs that I know. The next steps for Nutcase is, I can't wait to get more investors on board with her journey, because I do think she has a winning product."

"Can you tell me why people should trust making an investment in Nutcase? We've done a lot, and I think that we have a unique product, a strong team, really strong network, a lot going for us that gives us an edge over the competition."

"Nutcase has made a ton of progress in addressing its path to future growth, and we can't wait to see where it goes from here."

"After learning more about me and Nutcase, I hope that you're excited to invest when our round goes live soon, exclusively on X."